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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No.________)*




                        MPW Industrial Services Group, Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, without par value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   553444 10 0
  -----------------------------------------------------------------------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 4 pages



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                                                            SCHEDULE 13G

 CUSIP NO. 553444 10  0                                                                PAGE 2 OF 4 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     | Monte R. Black                                                                                    |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | United States of America                                                                          |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  5,076,216                                                      |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |  1,123,784** (see Item 4)**                                     |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     8 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |                                                                 |
|                               |       |  5,076,216                                                      |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |     9 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |  1,123,784** (see Item 4)**                                     |
|-------------------------------|-------|-----------------------------------------------------------------|
|  10 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 6,200,000** (see Item 4)**                                                                        |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                           |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     | 60.1%                                                                                             |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     | IN                                                                                                |
-----------------------------------------------------------------------------------------------------------

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                                  SCHEDULE 13G


ITEM 1 (a).   NAME OF ISSUER:


              MPW Industrial Services Group, Inc.


ITEM 1 (b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:


              9711 Lancaster Road, SE
              Hebron, Ohio 43025


ITEM 2 (a).   NAME OF PERSON FILING:


              Monte R. Black


ITEM 2 (b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE:


              1400 Stringtown Road
              Lancaster, Ohio 43130


ITEM 2 (c).   CITIZENSHIP:

              United States of America


ITEM 2 (d).   TITLE OF CLASS OF SECURITIES:

              Common Stock, without par value


ITEM 2 (e).   CUSIP NUMBER:


              553444 10 0

ITEM 3.       IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d - 2
              (b), CHECK WHETHER PERSON FILING IS A:


              Not Applicable

ITEM 4.       OWNERSHIP:


              (a)  AMOUNT BENEFICIALLY OWNED:

                   620,000**

              ** As of December 31, 1997, Mr. Black was the beneficial owner of 5,076,216 shares of the Company's common stock, without par value ("Common Stock"). In addition, as of such date, Susan K. Black, the spouse of Mr. Black, and a trust established for the benefit of Mr. Black's children, (the "Trust") owned 620,000 shares and 503,784 shares of Common Stock, respectively, which may be deemed to be beneficially owned by Mr. Black. Mr. Black disclaims beneficial ownership of the shares owned by his spouse and the Trust. If the shares owned by Mr. Black's spouse and the Trust are included in the shares beneficially owned by him (6,200,000 shares), all such shares represented 60.1% of the outstanding Common Stock as determined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Mr. Black beneficially held all shares, other than the shares owned by his spouse and the Trust, individually with sole voting and dispositive power. Mr. Black may be deemed to have shared voting and dispositive power with respect to the shares owned by his spouse and the Trust.

              (b)  PERCENT OF CLASS:

                   60.1%**

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

              (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:                          5,076,216

                 (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:                        1,123,784**

                (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:             5,076,216

                 (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:           1,123,784**


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:

          Susan K. Black and the Trust have the right to direct the receipt of dividends from, or the proceeds from the sale of, 620,000 and 503,784 shares of Common Stock, respectively. See Item 4**


ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY:

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable


ITEM 10.  CERTIFICATION

          Not Applicable


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 11, 1998
                                             -----------------------------------
                                                           Date

                                                    /s/ Monte R. Black
                                             -----------------------------------
                                                         Signature

                                                       Monte R. Black
                                             -----------------------------------
                                                         Name/Title





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